CARDERO RESOURCE CORP. Suite 1901 - 1177 West Hastings St. Vancouver, BC, Canada, V6E 2K3 Phone: 604-408-7488 ● Fax: 604-408-7499 Web Site: www.cardero.com

NEWS RELEASE

CARDERO UPDATE ON THE BAJA CALIFORNIA IOCG PROJECT

May 19, 2004

Trading Symbols: TSX-Ven.CDU

FSX.CR5

CARDERO TO HOLD CONFERENCE CALL WEDNESDAY, MAY 26, 2004 AT 8:00 A.M. PST DETAILS AND DIAL-IN NUMBERS TO FOLLOW.

FOR IMMEDIATE RELEASE - Vancouver, B.C.....Cardero Resource Corp. (the “Company” or “Cardero”) is pleased to provide an update of the progress of its option/JV with Anglo American Mexico S.A. de C.V. (“Anglo”) in Baja California Norte, Mexico.  Anglo is the Operator of the project.

The current land position currently consists of two blocks of concessions in the state of Baja California Norte:  the Pilitas block covers 7,233.6 hectares and is located approximately 75 km south of the city of Ensenada; the Alisitos block aggregates 191,343 hectares, and is located approximately 250 km south-southeast of Ensenada.

The San Fernando property, located within the Alisitos block, has all the indications of a classical IOCG system and is the most advanced target to date. The San Fernando comprises a large hydrothermal system of approximately 30 sq. km containing numerous iron oxide-copper gold occurrences.  The largest of these is traceable over 800 metres and transacted by several large structures.  Initial geological mapping indicates the presence of structurally controlled and replacement-type iron-oxide, copper and gold mineralization.  Subsequent geophysical surveys have outlined a body of high magnetic susceptibility and a coincident gravity anomaly underlying and adjacent to these surface showings.  Modelling of the data at San Fernando has highlighted an anomalous body which strikes east-west and dips gently south. Dimensions of this body are now estimated to be 3,500 - 4,000 metres (east-west), by 1,500-2,000 metres (north-south) with a modelled thickness of up to 300 metres.

Within the surface area of the coincident magnetic and gravity anomalies at San Fernando there are approximately 15 mineral showings of iron oxides (magnetite and/or hematite), with varying amounts of secondary copper mineralization.  The main San Fernando workings have historical records which report that five shafts were originally present over a strike length of approximately 350 metres, which were part of the infrastructure of now abandoned mines. Two of these shafts appear to have significant development.  The Main shaft was reportedly sunk to a depth of between 140 and 180 metres with drifts on six levels.  The Inglesa shaft, located 350 metres to the north of the Main Shaft was reportedly sunk to a depth of 120 metres with drifts on four levels.  All of these workings are presently caved and flooded. Springer (1910) reported that samples from pillars at the 40 metre level returned values of 25%, 36.5% and 18.8% copper, respectively.

Recent grab samples from dumps at the San Fernando shafts have assayed up to 7% copper.  The average grade of mineralization to date on the property appears to range between 1-2% copper and 0.5 – 1.0 g/t gold.

“Evidence of copper mineralization within the magnetite body from surface sampling and recorded mineralization from these shafts is highly encouraging and may tentatively provide an excellent 3-D component of copper to 180 metres,” stated Cardero’s President Henk van Alphen. “It is obvious that high grade material was mined here utilizing a small smelter that was in operation on the property from 1905 to 1907.”

Cardero’s joint venture partner, Anglo American is currently in the process of permitting for preliminary drilling on the San Fernando iron oxide copper-gold target.

The JV has five further targets in addition to San Fernando which have been outlined and exploration work is in progress to prepare these targets for drilling.  A number of other potentially significant targets outlined by the airborne geophysical survey are currently being evaluated by detailed mapping and sampling programs.

James M. Dawson, P.Eng., is the Qualified Person on behalf of Cardero for the Baja California IOCG Project and is responsible for reviewing data received from Anglo.

Outside the Anglo JV Cardero holds three additional properties in Baja California Norte:  The Ludavina property (3,500 hectares) is an epithermal gold occurrence, where Cardero is currently permitting for a first phase drill program. The La Encantada property, which includes the concessions of Ursus and El Coche, is located within the main Alisitos block.  La Encantada, is characterized as an IOCG target and has an areal extent of 8,358 hectares. The third property is the Bonet also characterized as an IOCG target consisting of 4,975 hectares.

As the exploration programs proceed and results are obtained the Company will provide updates on these properties and on the work programs at the Pilitas block via future press releases.

The Company is well financed with over $17 million in the treasury and well positioned to continue to explore its projects in Mexico, Peru, and Argentina.  Cardero Resource Corp. is currently listed on the TSX Venture Exchange (symbol CDU) and on the Frankfurt Stock Exchange (symbol CR5).  The Company is actively evaluating silver, gold, copper and iron-ore projects that which will ensure the recognition of Cardero as a world-class exploration and development company.

On behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Henk van Alphen”, President

For further information contact:

Henk Van Alphen, President

Phone:  (604) 408-7488 / Fax:  (604) 408-7499

Email:   hvanalphen@cardero.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of  the content of this Press Release which has been prepared by management.